Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is a letter to Trane shareholders that will be included in the Trane Annual Report on Form 10-K sent to Trane shareholders. The letter will also be posted in Trane’s website at www.trane.com.

To Our Shareowners:

It’s been quite a year… and will be quite a future

Few companies have ever had a year like we had in 2007.

We began the year as American Standard Companies and in the space of just 11 months separated our company’s three businesses:

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Vehicle Control Systems – On July 31 we spun off this global leader in control systems for commercial vehicles and passenger cars to our shareowners as an independent, publicly held company called WABCO.

•	Bath and Kitchen – On Oct. 31 we sold this global business — the one many people associate with the American Standard name — to Bain Capital Partners, LLC.

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Air Conditioning Systems and Services – Our largest business became our exclusive focus. On Nov. 28 we renamed the company Trane to reflect that focus and began trading on the New York Stock Exchange under the symbol TT.

And if that wasn’t enough …

In December we agreed to sell Trane to Ingersoll Rand, which will create a new company of even greater size, strength and potential. Under terms of the agreement, our shareowners will receive $36.50 in cash and .23 shares of Ingersoll Rand stock for every Trane share they hold. We expect the sale to be completed in the second quarter of 2008.

While these changes were generating new shareowner value, our people remained focused on business. WABCO had a record year despite a significant decline in North American truck builds. Bath and Kitchen made great strides in rebuilding profitability around the world. And Trane delivered a year of record results that expanded our global leadership in Air Conditioning Systems and Services.

Acting from a position of strength

Some companies separate their businesses out of frustration. We acted from a position of strength and with conviction that we were creating a bright future for our businesses and customers as well as our employees and shareowners. Our board of directors and our leadership were convinced and continue to believe that this was the right thing to do and that this was the right time to do it.

While the three businesses of the former American Standard Companies were diverse, they shared a company-wide commitment to continuous improvement dating back to when the company went public in 1995. That commitment was backed by investment in new products, new technology, productivity improvements, quality and safety initiatives, brand building and talent development.

By 2007 our three businesses had attained the size, global reach, industry prominence and leadership talent to prosper as separate companies. That made us confident we could separate them into focused, better understood businesses creating greater shareowner value than the existing structure.

Untying their corporate connections and arranging for three separate launches was a complex process. Most important, all three businesses maintained their momentum, undistracted by the separation process. It’s a tribute to our leadership and people that we completed the separation so quickly and so well.

Trane’s performance in 2007

It was a very good year for Trane and a proud year for our 29,600 people. The company generated $7.45 billion in sales resulting in a 10.2 percent year-over-year increase for continuing operations. We reported 2007 full-year income from continuing operations of $1.96 per diluted share on a GAAP basis, up 5 percent from $1.87 in 2006. On an adjusted basis, income from continuing operations was $1.98 per diluted share, up 14 percent from $1.73.

We had record sales in global commercial equipment systems ending the year with a healthy equipment backlog of about $967 million, up 8 percent in local currencies from the end of 2006. We also had particularly strong growth in services, where we broke the $1 billion mark in the Americas. Overall, about 29 percent of our total company revenue came from parts, services and solutions.

The large and growing installed base of Trane equipment and systems continues to present us with a powerful opportunity to increase service revenues by doing more for customers over the life of their buildings. We’ve gone after that opportunity aggressively in recent years. Services have the appeal of being less cyclical than equipment sales because systems need to be serviced in hot and cold weather as well as in hot and cold economies.

Trane’s growth in services is an important part of our overall transition from an equipment business to a global leader in providing integrated heating, ventilation and air conditioning (HVAC) systems, services and solutions. In 2007 we built on our leadership position by providing a broad range of commercial and residential customers with everything from complete HVAC systems for skyscrapers to air cleaning systems for homes.

The slowdown in North American new home construction created a challenging year for residential systems, although we were well positioned for it because more than 80 percent of our residential sales are for renovation and replacement. We couldn’t control the pace of the economy so we concentrated on those things we could control: increasing productivity, implementing cost controls and, most important, developing new products based on real customer needs. For example, we introduced the innovative XV95 home furnace to the residential market in 2007. It is generating a surge of new sales and is the most energy-efficient gas home furnace available.

The increasing demand for environmentally responsible products like the XV95 represents a promising growth opportunity for us, and we are working hard to make Trane synonymous with energy efficiency and green building technology. In 2007 we provided customers with performance contracts that guaranteed specific energy efficiency gains from the systems we sold and serviced. We were proud to be selected by the Clinton Climate Initiative for a project to reduce greenhouse gas emissions in 40 of the world’s major cities. And the U.S. Environmental Protection Agency honored our CenTraVac™ with the “Best of the Best Award” as the most energy-efficient large chiller system in the market.

A new opportunity with Ingersoll Rand

As 2007 came to a close, we reached agreement with Ingersoll Rand to acquire Trane. Both our companies have refocused their portfolios. The addition of Trane will make Ingersoll Rand a $17 billion diversified industrial company, and $11 billion of that revenue will come from climate control technologies.

Trane’s commercial and residential HVAC business will combine with Ingersoll Rand’s solid position in refrigeration systems for transport, storage and food store displays. Together Trane and Ingersoll Rand will form a powerful, more global combination offering climate control systems and services for the comfort of people and the efficiency of business processes, as well as for the preservation of our food supply. We believe there are particularly strong opportunities for our combined companies in emerging markets like India and China, and in those industries where HVAC and refrigeration needs intersect.

Over the long term we expect to identify new revenue streams utilizing the resources of both companies. We both bring unique resources to the party as well as shared attributes like premium global brands, efficient manufacturing, sophisticated engineering, and innovative research and development. The combination creates potential for immediate savings in areas like purchasing, where the estimated $8.5 billion annual spending outlay of the two companies will create new opportunities with suppliers. In addition, we expect to realize cost savings through the integration of corporate functions and shared use of facilities. Teams from both companies are already working together on integration planning.

What to expect next

The acquisition requires approval by government regulatory agencies and you, our shareowners. We expect to receive approval shortly from all of the government regulatory agencies and to ask for your vote in the second quarter of this year. Our board of directors has voted unanimously to recommend the acquisition. When it’s time for you to vote, you will receive a ballot and proxy statement in the mail. You can vote by mail, phone or online. A special meeting of shareowners will be convened to record the votes and, if approved, the acquisition will be completed.

2008 and beyond

It’s been quite a year in what has been a rewarding journey for our company. It’s been my privilege and pleasure to lead our company and participate in that journey over the past eight years. As we move forward, our future looks extremely bright. Ingersoll Rand and Trane together are well positioned to use the size, strength and operational effectiveness of a $17 billion industrial company to compete successfully in the global marketplace. I am convinced that this powerful combination holds strong potential for the customers, employees and shareowners of Trane and Ingersoll Rand. So, yes …

It’s been quite a year … and will be quite a future.

Fred Poses

Chairman and Chief Executive Officer

NOTE: The transaction is subject to a vote of the Trane shareholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends:

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus for shareholders of Trane, with the SEC, and Ingersoll Rand and Trane will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s shareholders. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.